Exhibit 99.1

                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Elizabeth Headon
Ph:  353-1-709-4000                                       Ph: 353-1-498-0300
     800-252-3526                                         Brian McGlynn
                                                          Ph:  212-407-5740



                ELAN ANNOUNCES WEBCAST OF ANNUAL GENERAL MEETING
                                 ON MAY 26, 2005

DUBLIN, IRELAND, MAY 17, 2005 -- Elan Corporation, plc announced today that its annual general meeting (AGM) to be held on Thursday, May 26, 2005 at 10.00 a.m British Summer Time, 5.00 a.m Eastern Time in The Westin Hotel, Westmoreland Street, Dublin 2, Ireland will be available by webcast. Live audio of the AGM will be broadcast over the Internet and will be available to investors, members of the news media and general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay at the same URL.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges.